UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Conn’s, Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-1672840
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4055 Technology Forest Blvd., Suite 210 The Woodlands, Texas	77381
(Address of principal executive offices)	(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of the Registrant’s Securities to Be Registered.

Effective October 6, 2014, the Board of Directors (the “Board”) of Conn’s, Inc. (the “Company”) declared a dividend of one Preferred Stock purchase right (a “Right”) for each outstanding share of common stock, $0.01 par value per share (the “Common Stock”), of the Company. The dividend will be paid to the stockholders of record on October 16, 2014 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $155.00 per one one-thousandth of a Preferred Stock (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of October 6, 2014 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

The Rights will not be exercisable until the earlier to occur of (i) the tenth business day following a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights shall be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights shall be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. Until the earlier of the Distribution Date and the Expiration Date, as described below, the transfer of any shares of Common Stock outstanding on the Record Date shall also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, may be exercised at or prior to the earliest to occur of (i) the close of business on October 5, 2015; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; and (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement (the earliest of (i), (ii) and (iii) is referred to as the “Expiration Date”).

Each Preferred Stock will be entitled to a preferential per share quarterly dividend rate equal to the greater of (i) $1.00 or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions. Each Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of the earnings or retained earnings of the Company) or of subscription rights, options or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

In the event that, after a person or a group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company having a value at the time of that transaction equal to two times the Exercise Price.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the trading day immediately prior to the date of exercise.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board, at its option, may exchange each Right (other than Rights owned by such person or group of affiliated or associated persons which will have become void) in whole or in part, at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment).

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in customary circumstances) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

Immediately upon the action of the Board electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Board may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (a) cure ambiguity, (b) correct inconsistent provisions, (c) alter time period provisions or (d) make additional changes to the Rights Agreement that the Board deems necessary or desirable. However, from and after any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights.

The Rights Agreement, dated as of October 6, 2014, by and between the Company and the Rights Agent, specifying the terms of the Rights is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designations of Series A Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations is filed with the Secretary of State of the State of Delaware. The description of the Certificate of Designations herein does not purport to be complete and is qualified in its entirety by Exhibit 3.1, which is incorporated herein by reference.

Item 2.	Exhibits.

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Conn’s, Inc. (incorporated by reference to Exhibit 3.1 of Conn’s, Inc.’s Current Report on Form 8-K dated October 6, 2014).

4.1	Rights Agreement, dated as of October 6, 2014, by and between Conn’s, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of Conn’s, Inc.’s Current Report on Form 8-K dated October 6, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONN’S, INC.

Date: October 6, 2014	By:	/s/ Brian E. Taylor
	Name:	Brian E. Taylor
	Title:	Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Conn’s, Inc. (incorporated by reference to Exhibit 3.1 of Conn’s, Inc.’s Current Report on Form 8-K dated October 6, 2014).

4.1	Rights Agreement, dated as of October 6, 2014, by and between Conn’s, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of Conn’s, Inc.’s Current Report on Form 8-K dated October 6, 2014).